UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December 2024

Commission File Number 001-41425

Golden Sun Health Technology Group Limited

(Translation of registrant’s name into English)

Golden Sun Health Technology Group Limited

Room503, Building C2, No. 1599

Xinjinqiao Road, Pudong New Area

Shanghai, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐   40-F ☐

Entry into a Material Definitive Agreement.

On October 28, 2024, Golden Sun Health Technology Group Limited (the “Company”) entered into a Securities Purchase Agreement (the “SPA”) with two accredited investors (the “Buyer”), to issue and sell to the Buyer the senior secured convertible notes of the Company, in the aggregate original principal amount of $5,000,000 (the “Notes”). At the closing held on December 3, 2024 (the “Closing”), the Company has issued and sold to the Buyer a Note in the aggregate principal amount of $5,000,000 (the “Note”).

The Note is convertible, in whole and in part, from time to time at the option of the Buyer to convert any portion of the outstanding and unpaid Conversion Amount (as defined in the Note) into validly issued, fully paid and non-assessable Common Shares in accordance with Section 3(b) of the Note, at the Conversion Rate (as defined in the Note). The Conversion Price is 70% of the lowest closing market trading price of the Company’s common stock during the fifteen (15) trading days leading up to either (i) the date the very first conversion notice for either the Convertible Note or the Warrants is delivered or (ii) the date each conversion notice is delivered, at the Holder’s sole discretion. After the initial date of any event of default, as applicable, the Note may initially be sold, exercised, converted, exchanged into the Company’s common shares at a conversion price equal to the lower of (i) 70% of the lowest closing market trading price of the Company’s common stock during the fifteen (15) trading days leading up to the date the conversion notice is delivered, and (ii) the greater of (x) the floor price then in effect and (y) 85% of the lowest trading price of our Common Shares during the 15 consecutive trading day period preceding the delivery of the conversion notice. The Note may not be converted to the extent that the number of common shares owned by the Buyer and its affiliates will exceed 9.99% of the issued and outstanding shares of the Company at the time of conversion.

The Note matures on November 2, 2025, or earlier under certain conditions set forth in the SPA. The Note accrues interest at two point seventy-five percent (2.75%) per annum.

The Notes ranks senior to all present and future indebtedness of the Company and its subsidiaries, subject to certain permitted senior indebtedness (including real estate mortgages). The Company has the right to redeem all, but not less than all, of the outstanding balance under the Note, with the Investor’s prior written consent, at a 20% premium to the greater of the balance of the Note and the equity value of our common shares underlying the Note. The equity value of our common shares underlying the Note is calculated using the greatest closing sale price of our common shares during the period from the date immediately preceding the date of the applicable redemption notice to the trading day immediately prior to the date the redemption payment is made.

The Company’s obligations under the Note, the SPA and other transaction documents are secured by (i) the grant of a first priority security interest upon substantially all of the personal and real property of the Company and its subsidiaries pursuant to a security agreement between the Company and the Buyer (the “Security Agreement”) and (ii) by a pledge of 403,000 Common Shares held by our principal shareholder, Xueyuan Weng (the “Pledge Agreement”). The Company’s obligations under the Note may become subject to a guaranty by the Company (the “Guaranty”).

The Company is required to use its best efforts to file, within 90 calendar days of the Closing, a registration statement on the appropriate form providing for the resale by the Buyer of the common shares issuable upon conversion of the Notes, including interest on the Notes through the first anniversary of the Closing. The Company is also required to use its best efforts to cause such registration statement to become effective and to always maintain the effectiveness of such registration statement until the Buyer no longer owns any Notes or common shares issuable upon exercise or conversion thereof.

The foregoing description of the SPA, Note, Shareholder Pledge Agreement, Registration Rights Agreement, Security Agreement and Guaranty, is a summary and is qualified in its entirety by reference to the full text of these documents, forms of which are filed as Exhibits 10.1, 10.2, 10.3, 10.4, 10.5 and 10.6, respectively, to this Current Report on Form 6-K and incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

GOLDEN SUN HEALTH TECHNOLOGY GROUP LIMITED

/s/ Xueyuan Weng
Xueyuan Weng
Date: December 6, 2024	Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description
10.1	Form of Securities Purchase Agreement
10.2	Form of Senior Secured Convertible Note
10.3	Form of Shareholder Pledge Agreement
10.4	Form of Registration Rights Agreement
10.5	Form of Security Agreement
10.6	Form of Guaranty

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